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Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Catriona Cockburn
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	14/04/09
No. of pages including this one	4

[redacted]

Please find attached the following Erste Bank release:

Erste Group launches participation capital offering

4/14

ERSTE GROUP

INVESTOR INFORMATION 14 April 2009

Not for Distribution directly or indirectly in or into the United States, Canada, Australia or Japan or any other jurisdiction in which the distribution, publication or release would be unlawful.

Erste Group launches participation capital offering

Erste Group Bank AG (Erste Group) today announced the launch of its Combined Offer of participation capital in an aggregate nominal amount of up to EUR 2.7 billion. The Combined Offer consists of a Rights Offer and a Public Offer. The issue price of the Participation Capital Securities is EUR 1,000 each, which is equal to 100% of their nominal amount. The participation capital is non-voting, non-dilutive, non-cumulative and non-convertible, and ranks *pari passu* with ordinary shares.

A summary of the offering is below; full details can be found in the Prospectus, available from 14 April 2009, free of charge at Erste Group's Head Office (Graben 21, 1010 Vienna, Austria) and in electronic form on Erste Group's website (www.erstegroup.com).

Rights Offer:

- Existing shareholders are entitled to subscribe for Participation Capital Securities in an aggregate nominal amount of up to EUR 2.7 billion at a price equal to the issue price and in the ratio of one Participation Capital Security for every 118 existing shares held.
- Subscription Rights may be exercised upon presentation of the appropriate share certificate (coupon Nr. 21) during the Subscription Period or by instruction to the respective depository banks.

Public Offer:

- Participation Capital Securities for which Subscription Rights are not exercised will be offered to retail and institutional investors in the Republic of Austria, Germany, the Czech Republic, Romania and Slovakia and to institutional investors in certain other countries.

Timing of the Offer:

- The Subscription Period for both the Rights Offer and the Public Offer is expected to run from 15 April 2009 (inclusive) to 29 April 2009 (inclusive).
- The Participation Capital Securities will be issued on or about 13 May 2009.

Participation Capital Securities:

- The Participation Capital Securities will be issued in denominations of EUR 1,000 each.
- The Participation Capital Securities are perpetual and do not have a final maturity date.
- The Participation Capital Securities participate in losses of the Issuer pro-rata with share capital up to their full nominal amount in the case of a nominal capital reduction.
- The Participation Capital Securities have the right to participate in liquidation proceeds *pari passu* with Parity Capital (including share capital).
- The Participation Capital Securities will not be listed on a stock exchange.

ERSTE GROUP

Dividend

- Subject to the limitations described below (and as described in the Prospectus) dividends payable on the Participation Capital Securities accrue annually as follows:

  - from 1 January 2009 to 31 December 2014 at a rate of 8.0% p.a.;
  - from 1 January 2015 to 31 December 2015 at a rate of 8.5% p.a.;
  - from 1 January 2016 to 31 December 2016 at a rate of 9.0% p.a.;
  - from 1 January 2017 to 31 December 2017 at a rate of 9.75% p.a.; and
  - for the business years from 1 January 2018 onward, the dividend rates increase by 1% p.a. each year, subject to a limit of 12-Month-EURIBOR plus 10% p.a.

  The dividend will be paid out if it is covered by the annual profit after allocation of reserves for the previous fiscal year as stated in the individual (non-consolidated) financial statements of Erste Group Bank AG and if resolved by the Annual General Shareholder Meeting. However, the Issuer has no obligation to pay dividends on the Participation Capital Securities unless dividend payments are made on the ordinary shares of the Issuer. If there is no dividend payable on the Participation Capital Securities because of a lack of sufficient distributable annual profits for the previous fiscal year, it will not be payable at a later stage. If no dividend is paid out in spite of it being covered by the annual profit for the previous fiscal year (and provided there are no statutory obligations or instructions from a supervisory body to retain such annual profits), the dividend payment has to be paid at redemption.

Redemption:

The Participation Capital Securities are perpetual and investors have no ordinary or extraordinary redemption rights. Redemption of the Participation Capital Securities requires a resolution by the Annual General Shareholder Meeting of Erste Group. The repayment amount would be 100% of par, provided that the enterprise value of Erste Group has increased correspondingly. The repayment amount increases to 150% from the year 2020 onwards, (provided that the enterprise value increases correspondingly).

Further information is available on our homepage at www.erstegroup.com/investorrelations.

Disclaimer:

This announcement does not constitute an offer of securities, nor a solicitation for an offer of securities. A prospectus (the "Prospectus") that was approved by the Austrian Financial Market Authority was published on 14 April 2009. Interested persons may obtain a free copy of the Prospectus from Erste Group Bank AG, Graben 21, A-1010 Wien (Kassensaal, Information desk) during business hours, or from the Group's website (www.erstegroup.com). In connection with the offer of Participation Capital Securities of Erste Group Bank AG, only the information contained in the Prospectus is binding. This announcement may not be published or distributed in the United States, Canada, Japan or Australia or any other jurisdiction in which the distribution, publication or release would be unlawful. The Participation Capital Securities and Subscription Rights have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. No public offer of the Participation Capital Securities or the Subscription Rights will be made in the United States.

ERSTE

ERSTE GROUP

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer,	Tel. +43 (0) 5 0100 Ext. 11286,	E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer,	Tel. +43 (0) 5 0100 Ext. 17326,	E-mail: thomas.sommerauer@erstegroup.com
Peter Makray,	Tel. +43 (0) 5 0100 Ext. 16878,	E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.